EXHIBIT 12

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the fiscal years ended September 30, 2012, 2011, 2010, 2009 and 2008. Certain amounts have been revised to reflect the retrospective application of the Company’s accounting policy change for recognizing pension and postretirement benefit expense.

	Year Ended September 30,
	2012	2011	2010	2009	2008
(Dollars in millions)
Net income (loss) attributable to Johnson Controls, Inc.	$1,226	$1,415	$1,307	$(681)	$801
Provision for income taxes	237	257	127	(175)	215
Income (loss) attributable to noncontrolling interests	127	117	75	(12)	24
(Income) loss from equity affiliates	(340)	(298)	(254)	77	(116)
Distributed income of equity affiliates	190	194	212	158	101
Amortization of previously capitalized interest	9	10	11	11	10
Fixed charges less capitalized interest	409	331	302	492	409

Earnings	$1,858	$2,026	$1,780	$(130)	$1,444

Fixed charges:
Interest incurred and amortization of debt expense	$313	$224	$193	$375	$291
Estimated portion of interest in rent expense	151	141	130	134	133

Fixed charges	$464	$365	$323	$509	$424
Less: Interest capitalized during the period	(55)	(34)	(21)	(17)	(15)

Fixed charges less capitalized interest	$409	$331	$302	$492	$409

Ratio of earnings to fixed charges	4.0	5.6	5.5	*	3.4

*	The ratio coverage for the year ended September 30, 2009 was less than 1:1. The Company must generate additional earnings of $639 million to achieve a coverage ratio of 1:1.

For the purposes of computing this ratio, “earnings” consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.